Exhibit 99.1

KNIGHTSBRIDGE TANKERS LIMITED

FOR IMMEDIATE RELEASE

KNIGHTSBRIDGE TANKERS LIMITED
ANNOUNCES RECEIPT OF NOTICE OF NON-RENEWAL OF SHELL INTERNATIONAL CHARTERS

        Hamilton, Bermuda, June 24, 2003: Knightsbridge Tankers Limited (the "Company") today announced that it has received notice from Shell International Petroleum Company Limited ("Shell International"), the charterer of the Company's five very large crude carriers, that Shell International has chosen not to renew the charters for the vessels. Accordingly, the charters will expire by their terms on or about February 27, 2004, subject to the right of Shell International to extend the charters by up to 90 days by notice no later than November 27, 2003.

        Under the Company's Bye-Laws, the Company is obligated to call a special meeting of shareholders no later than September 27, 2003, to consider a proposal to sell the vessels and distribute the net proceeds to shareholders. The proposal is to be accompanied by the recommendation of the Company's Board of Directors as to whether it believes that the sale of the vessels is in the Company's best interests, or whether an alternative plan, such as attempting to arrange replacement charters, might be of greater benefit. The Company expects to mail materials approximately 3-4 weeks before the meeting.

        Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol"VLCCF".

Contact:	Knightsbridge Tankers Limited Investor Relations	Ola Lorentzon (Oslo, Norway) +47 23 11 40 00
Kate Blankenship (Hamilton, Bermuda) 1 (441) 295-0182